Exhibit 2

PRESS RELEASE	January 18, 2005

SYNERON ANNOUNCES MAJOR EXPANSION DEAL WITH
AMERICAN LASER CENTERS

Leading Aesthetic Centers to Offer Syneron’s elos Technology Nationwide

Yokneam, Israel & Toronto – January 18, 2005 – Syneron Medical Ltd. and Syneron North America (NASDAQ: ELOS), the maker of medical aesthetic devices using the revolutionary elos technology, today announced that American Laser Centers (ALC) has purchased $1.5 million worth of elos (electro-optical synergy) aesthetic devices, including the Aurora and Comet systems. ALC now has 75 elos devices in its 52 centers located in 14 U.S. states. Offering the latest, safest and most reliable elos treatments for hair removal and skin rejuvenation therapies, ALC has treated more than 23,000 patients with Syneron systems in its elos-exclusive centers.

“ALC chose Syneron’s elos technology as the core for all treatments at its centers nationwide,” said Rich Morgan, president, American Laser Centers. “We have been successfully using elos technology throughout the last two years. Syneron’s commitment to its customers coupled with amazing clinical outcomes and patient satisfaction levels led to this expansion. Offering the ability to treat darker skin tones and light hair colors, which are traditionally more difficult to treat, elos technology allows us to reach an untapped patient population. We are confident in our selection of elos technology.”

Elos (electro-optical synergy), Syneron’s proprietary, patented technology, is the first major breakthrough in aesthetic technology in a decade and is the only combined energy technology. Elos combines Bi-Polar Radio Frequency and Light energies for maximum patient comfort, safety and efficacy, permanently reducing unwanted hair and treating wrinkles, acne, Rosacea and leg veins as well as rejuvenating the appearance of aging and sun-damaged skin.

“We are thrilled with American Laser Centers’ continued support and commitment to Syneron and our elos technology,” said Domenic Serafino, president, Syneron North America. “By implementing a comprehensive database of patient skin types, genetic makeup, hair colors and body chemistry, ALC has perfected the use of the technology, yielding very high efficacy rates and safe results.”

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world including North American Headquarters in Canada and European Headquarters in Germany, which provide sales, service and support. Additional information can be found at www.syneron.com

About ALC-Partner Inc.

Headquartered in Farmington Hills, MI, ALC-Partner, Inc. operates 52 American Laser Centers in 14 states, making it the largest and most successful laser hair removal company in the United States. American Laser Centers offers clients laser hair removal and skin rejuvenation services using state of the art technology under a doctor-supervised regimen. American Laser Centers is proud to offer the industry’s only written two-year guarantee.

Information on American Laser Centers is available by calling (248)-426-8250 or on the web at www.americanlaser.com

For more information, please contact:

Syneron, North America	Media
Domenic Serafino, President	Schwartz Communications
North America	Jane Sinclair/Liza Heapes
(905) 886-9235 ext. 247	(781) 684-0770
doms@syneron.com	syneron@schwartz-pr.com